February 7, 2019

Patrick Fabbio
Senior Vice President and Chief Financial Officer
Progenics Pharmaceuticals Inc.
One World Trade Center, 47th Floor
New York, NY 10007

       Re: Progenics Pharmaceuticals Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 8, 2018
           File No. 000-23143

Dear Mr. Fabbio:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance